FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       [ ]

                                       No
                                       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        -----------------------
        Michael McGarvey
        Chief Executive Officer


Date: 23 August 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 23 August 2004 - Eidos Signs LEGO Star Wars
---------------------------------------------------------------


                      Eidos Signs LEGO Star Wars

    LONDON--(BUSINESS WIRE)--Aug. 23, 2004--

    Eidos Secures Distribution Rights for LEGO(R) Star Wars(R) Game

    Eidos (LSE: EID.L; NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announces it has secured the distribution rights to LEGO Star Wars with Giant Interactive Entertainment Ltd for all countries except Japan. The game will be released in April 2005 for the PlayStation(R)2 computer entertainment system, Xbox(R) video game system from Microsoft, PC and Game Boy(R) Advance.
    LEGO Star Wars combines two childhood favourites, LEGO and Star Wars(R), to create an innovative and exciting action-adventure title designed for young gamers. The game is based on The Phantom Menace, Attack of the Clones and the eagerly awaited Star Wars(R): Episode
III Revenge of the Sith(TM), slated for worldwide release in May
2005.
    Under an agreement between LucasArts and Giant Interactive Ltd, LEGO Star Wars is currently being developed by Traveller's Tales for the PlayStation2, Xbox and PC. Amaze Entertainment is developing the Game Boy Advance version.

    Mike McGarvey, CEO of Eidos says:

    "This signing of a title with such wide spread appeal and recognition is a major coup for Eidos. We look forward to working with Giant on maximising the game's potential."

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com.

    About Giant:

    Based in Beaconsfield, England, Giant Interactive Entertainment Ltd is the only publisher to specialise in computer and video games for young gamers and their families. LEGO Star Wars(TM) is Giant's first step on the road to becoming the leading publisher in this market.

    About The LEGO Company:

    The LEGO Company is a privately held, family-owned company, based in Billund, Denmark. The Company is one of the world's leading manufacturers of play materials for children, employing approximately 8,000 people globally. The LEGO Company is committed to the development of children's creative and imaginative abilities, and its employees are guided by the motto adopted in the 1930s by the founder Ole Kirk Christiansen: "Only the best is good enough."
    LEGO and the LEGO logo are trademarks of The LEGO Group. (C)2004 The LEGO Group.
    Star Wars(TM) (C) 2004 Lucasfilm Ltd. & TM. All rights reserved. Used under authorization.
    LucasArts and the LucasArts logo are registered trademarks of Lucasfilm Ltd. (C) 2004 Lucasfilm Entertainment Company Ltd. or Lucasfilm Ltd. & (R) or TM as indicated. All rights reserved.


    CONTACT: Eidos plc
             Steve Starvis, 020 8636 3000;
             Fax: 020 8636 3001